Exhibit 99.2
MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our condensed consolidated financial statements and the related notes to the financial statements, which are included in this Report of Foreign Private Issuer on form 6-K. You should also read the following discussion in conjunction with the information contained in our prospectus filed with the Securities and Exchange Commission on June 29, 2018 (the "Prospectus") including the financial statements as of December 31, 2017 and their accompanying notes including therein, includes in our prospectus. We have prepared our financial statements in accordance with IFRS as issued by IASB.

This Report of Foreign Private Issuer on Form 6-K of Entera Bio Ltd. Includes forward looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include all statements that are not historical facts and can be identified by words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “targets,” “likely,” “will,” “would,” “could,” and similar expressions or phrases. We have based these forward-looking statements largely on our management’s current expectations and future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs.

Forward-looking statements include, but are not limited to, statements about:

•	our operation as a development stage company with limited operating history and a history of operating losses and our ability to fund our operations going forward;

•	our ability to develop and advance product candidates into, and successfully complete, clinical studies;

•
uncertainty surrounding whether any of our product candidates will receive regulatory approval, which is necessary before they can be commercialized, including that we will be able to demonstrate to regulators the clinical superiority of EB612 over Natpara, which is required to overcome Natpara’s drug exclusivity;

•	our competitive position, especially with respect to Natpara, our key competitor for hypoparathyroidism treatment;

•	our recurring losses from operations have raised substantial doubt regarding our ability to continue as a going concern absent access to sources of liquidity;

•	our ability to use and expand our drug delivery technology to other product candidates;

•	the pricing and reimbursement of our product candidates, if approved;

•	our being subject to ongoing regulatory obligations if our products secure regulatory approval;

•	our ability to develop sales, marketing and distribution infrastructure;

•	our reliance on third parties to conduct our clinical trials and on third-party suppliers to supply or produce our product candidates;

•	our ability to achieve market acceptance for our product candidates;

•	our ability to obtain and maintain adequate intellectual property rights and adequately protect and enforce such rights;

•	our ability to retain key personnel and recruit additional qualified personnel;

•	our expectations about cash use;

•	our ability to manage growth; and

•	other risk factors discussed under “Risk Factors" in our Prospectus.

All forward-looking statements in this Report of Foreign Private Issuer on Form 6-K involve risks, assumptions and uncertainties and made as of the date of this Report of Foreign Private Issuer on Form 6-K. You should not rely upon forward-looking statements as predictors of future events. The occurrence of the events described, and the achievement of expected results, depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from expected results. See the sections below “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Prospectus or a more complete discussion of these risks, assumptions and uncertainties and for other risks and uncertainties. These risks, assumptions and uncertainties are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our results. All of the forward-looking statements we have included in this Report of Foreign Private Issuer on Form 6-K are based on information available to us on the date of this Report of Foreign Private Issuer on Form 6-K. We undertake no obligation, and specifically decline any obligation, to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this Report of Foreign Private Issuer on Form 6-K or in our Prospectus might not occur.

All references to “we,” “us,” “our,” “Entera”, “the Company” and “our Company” in this Report of Foreign Private Issuer on Form 6-K are to Entera Bio Ltd. And its U.S. subsidiary Entera Bio Inc., unless the context otherwise requires.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of orally delivered large molecule therapeutics for use in orphan indications and other areas with significant unmet medical need. We are initially applying our technology to develop an oral formulation of parathyroid hormone, or PTH, which has been approved in the United States in injectable form for over a decade. Our lead oral PTH product candidate, EB612, has successfully completed a Phase 2a trial for hypoparathyroidism, a rare condition in which the body fails to produce sufficient amounts of PTH. We are currently conducting a clinical trial to evaluate the PK/PD profile of various EB612 dose regimens. Upon the completion and evaluation of our PK/PD clinical trial and subject to receipt of additional funding, we expect in the future to initiate a Phase 2b/3 clinical trial of EB612 in hypoparathyroidism which would potentially support a submission for regulatory approval of EB612. The FDA and the EMA have granted EB612 orphan drug designation for the treatment of hypoparathyroidism. We are also developing an additional oral PTH product candidate, EB613, for the treatment of osteoporosis. Our intent is to seek FDA guidance on our proposed clinical trial design as part of a Pre-IND meeting in the fourth quarter  of 2018. In addition, we intend to use our technology as a platform for the oral delivery of other protein and large molecule therapeutics as well as novel therapeutics.  We intend to utilize future funds, as available, to prepare EB612 for advanced clinical studies and ultimately for regulatory approval.

Financial Results

Comparison of Six Month Period Ended June 30, 2018 and 2017

	(unaudited) Six Months Ended June 30,		Increase (Decrease)
	2018	2017	$	%
	(In thousands, except for percentage information)
Expenses:
Research and development	$4,658	$1,280	$3,378	263.9%
General and administrative	854	2,894	(2,040)	(70.5)%
Operating loss	5,512	4,174	1,338	32.06%
Financial income, net	(2,919)	(408)	(2,511)	—
Net loss	$2,593	$3,766	$(1,123)	(31.15)%

Research and development expenses. Research and development expenses for the six months ended June 30, 2018 were $4.7 million, compared to $1.3 million for the six months ended June 30, 2017, an increase of $3.4 million, or 263.9%. The increase in research and development expenses was primarily due to an increase of $1.3 million in salaries and related employee expenses, of which $0.8 million resulted from an increase in share-based compensation expenses. An increase of $1.5 million for materials, clinical manufacturing and production's capabilities, an increase in subcontractors and CROs of $0.3 million of which $0.5 million were expenses for Part 1 of a Phase 2 PK/PD Study in Hypoparathyroidism offset by $0.2 million decrease in other subcontractors and CROs expenses. In addition, there was an increase of $0.3 million in other Research and development expenses mainly for consulting with regard to regulations.

General and administrative expenses. General and administrative expenses for the six months ended June 30, 2018 were $0.9 million, compared to $2.9 million for the six months ended June 30, 2017, a decrease of $2.0 million, or 70.5%. The decrease in general and administrative expenses was primarily due to a decrease of $2.5 million in share-based compensation expenses of which a decrease of $1.3 million due to a reversal of compensation recorded on previous period as a result of termination of services by Mr. Luke Beshar our previous Chairman of the board. This decrease offset by an increase of $0.2 million for director's and officer's insurance and $0.2 million of legal, accounting and consulting services for our previous financing efforts.

Financial income. Financial income, net for the six months ended June 30, 2018 was $2.9 million, compared to a financial income, net of $0.4 million for the six months ended June 30, 2017. Financial income, net for the six months ended June 30, 2018 resulted mainly from the change in the fair value of convertible loans, preferred shares and warrants to purchase preferred shares and shares that were recorded as a financial liability at fair value through profit or loss. During the six months ended June 30, 2018 and 2017, we recorded a gain of $2.9 million and $0.5 million, respectively, on the fair value of financial liabilities.

Comprehensive loss. Comprehensive loss for the six months ended June 30, 2018 was approximately $2.6 million, compared with approximately $3.8 million in the same period in 2017 a decrease of approximately $1.2 million, or 31.15%.

Basic and Diluted Loss per share for the six months ended June 30, 2018 was $75.06 and $91.14, respectively, compared with $109.02 and $123.86 for the six months ended June 30, 2017.

Comparison of Three Month Period Ended June 30, 2018 and 2017

	(unaudited) Three Months Ended June 30,		Increase (Decrease)
	2018	2017	$	%
	(In thousands, except for percentage information)
Expenses:
Research and development	$1,765	$601	$1,164	193.6%
General and administrative	(409)	2,392	(2,801)	(117.1)%
Operating loss	1,356	2,993	(1,637)	(54.7)%
Financial income, net	(2,919)	(734)	(2,511)	—
Net loss (Income)	$(1,563)	$2,259	$(3,822)	(169.2)%

Research and development expenses Research and development expenses for the three months ended June 30, 2018 were $1.8 million, compared to $0.6 million for the three months ended June 30, 2017, an increase of $1.2 million, or 193.7%. The increase in research and development expenses was primarily due to an increase of $0.5 million in salaries and related employee expenses, of which $0.3 million resulted from an increase in share-based compensation expenses, an increase of approximately $0.4 million for the Part 1 of a Phase 2 PK/PD Study in Hypoparathyroidism and increase of $0.3 million in other Research and development expenses mainly for consulting with regard to regulations

General and administrative expenses (income). General and administrative income for the three months ended June 30, 2018 were $0.4 million, compared to general and administrative expenses of $2.4 million for the three months ended June 30, 2017, a decrease in expenses of $2.8 million, or 117.1%. The decrease in general and administrative expenses was primarily due to a decrease of $2.9 million in share-based compensation expenses of which a decrease of $1.3 million due to a reversal of compensation recorded on previous period as a result of termination of services by Mr. Luke Beshar our previous Chairman of the board. This decrease is offset mainly by an increase of $0.1 million for director's and officer's insurance.

Financial income, net. Financial income, net for the three months ended June 30, 2018 was $2.9 million, compared to a financial income, net of $0.7 million for the three months ended June 30, 2017. Financial income, net for the three months ended June 30, 2018 resulted mainly from the change in the fair value of convertible loans, preferred shares and warrants to purchase preferred shares and shares that were recorded as a financial liability at fair value through profit or loss. During the three months ended June 30, 2018 and 2017, we recorded a gain of $2.9 million and $0.7 million, respectively, on the fair value of financial liabilities.

Comprehensive loss (income), net. Comprehensive income for the three months ended June 30, 2018, was approximately $1.6 million, compared with a comprehensive loss of approximately $2.3 million in the same period in 2017 an increase in income ( or decrease in loss) of approximately $3.9 million, or 169.2%.

Basic and Diluted Loss (income) per share.
Basic income per share for the three months ended June 30, 2018 was $45.25 and Diluted loss per share for the three months ended June 30, 2018 was $13.97 compared with a basic and diluted loss per share of $65.39 and $77.87 , respectively , for the three months ended June 30, 2017.

Liquidity and Capital Resources

Since our inception through June 30, 2018, we have raised a total of $31.3 million through private offerings, convertible loans and grants from governmental authorities.

On July 2, 2018 the Company completed an IPO in which the company offered 1,400,000 ordinary shares and 1,400,000 warrants to purchase up to 700,000 ordinary shares for a gross consideration of $11.2 million before issuance costs. Total net proceeds were $9.3 million (net of underwriting commissions and other offering expenses in the amount of $1.9 million). The IPO completed on July 2, 2018.

As of June 30, 2018, prior to the completion of the IPO, we had cash and cash equivalents of approximately $6.5 million. As of December 31, 2017, we had cash and cash equivalents of approximately $11.7 million.

Net Cash used in operating activities for the six months ended June 30, 2018 was $5.2 million, consisting primarily of our operating loss of  $5.5million arising mainly from research and development expenses and general and administrative expenses, partially offset by $0.6 million of share-based compensation and by a $0.3 million increase in working capital.

Net Cash used in operating activities for the six months ended June 30, 2017 was $1.9 million, consisting primarily of our operating loss of  $4.2 million arising mainly from research and development expenses and general and administrative expenses, partially offset by $2.2 million of share-based compensation, a $0.1 million decrease in working capital

The increase in cash used in operating activities for the six months ended June 30, 2018 compared to the same period of 2017, was mainly due to an increase of  $0.4 million in expenses for salaries and related employee expenses in addition to an increase of $1.5 million for materials, clinical manufacturing and production's capabilities, and other payments for working capital including for professional services and other expenses.

Net Cash Provided by (Used in) Investing Activities

Net Cash used in investing activities for the six months ended June 30, 2018 were $68 thousands for purchase of property and equipment.

Net Cash used in investing activities for the six months ended June 30, 2017 consisted primarily of f a decrease in restricted deposits of $1.1 million used for the repayment of a portion of the 2015 Convertible Loan in February 2017.

Net Cash Provided (Used in) by Financing Activities

No Cash provided by or used in financing activities for the six months ended June 30, 2018.

Net Cash used in financing activities for the six months ended June 30, 2017 resulted from a $1.0 million decrease from the repayment of a portion of the 2015 Convertible Loan.